TRILOMA EIG ENERGY INCOME FUND – TERM I

201 North New York Avenue, Suite 200

Winter Park, FL 32789

July 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Ganley

Re:                             Triloma EIG Energy Income Fund – Term I (the “Registrant”)

Application for Withdrawal of Post-Effective Amendment No. 7 to the

Registration Statement on Form N-2

File Numbers: Nos. 333-202216; 811-23032

Dear Mr. Ganley:

The filing with the Securities and Exchange Commission of Post-Effective Amendment No. 7 to the Triloma EIG Energy Income Fund – Term I’s Registration Statement on Form N-2 (File Nos. Nos. 333-202216; 811-23032) (the “Amendment”), on July 17, 2017, was made pursuant to an administrative error by the Registrant’s financial printer and the Registrant believes that it is in the best interests of the Registrant and the public that the filing, together with all exhibits thereto, be withdrawn.  Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Registrant hereby requests that the Amendment be withdrawn. No securities were issued or sold pursuant to the Amendment.

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If you have any questions, please feel free to contact Richard Horowitz of Dechert LLP by telephone at 212.698.3525 or by email at Richard.horowitz@dechert.com. Thank you for your cooperation and attention to this matter.

Very truly yours,

Triloma EIG Energy Income Fund – Term I

By:	/s/ Deryck Harmer
	Name:	Deryck Harmer
	Title:	President/Chief Executive Officer